UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)*

Bilibili Inc.

(Name of Issuer)

Class Z ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

G10970112**

090040106***

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	CUSIP number G10970112 has been assigned to the Class Z ordinary shares of the Issuer, par value US$0.0001 per share.
***

CUSIP number 090040106 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are listed on Nasdaq Global Select Market under the symbol “BILI.” Each ADS represents one Class Z ordinary share, par value US$0.0001 per share.

CUSIP No. G10970112	Pages 2 of 7

1.	Name of Reporting Persons XU Yi
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 27,412,208. See Item 4.
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 27,412,208. See Item 4.
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,412,208. See Item 4.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 7.0%. See Item 4.
12.	Type of Reporting Person IN

CUSIP No. G10970112	Pages 3 of 7

1.	Name of Reporting Persons Kami Sama Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 27,367,208. See Item 4.
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 27,367,208. See Item 4.
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,367,208. See Item 4.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 7.0%. See Item 4.
12.	Type of Reporting Person CO

CUSIP No. G10970112	Pages 4 of 7

Item 1(a).	Name of Issuer:

Bilibili Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, 200433, People’s Republic of China.

Item 2(a).	Name of Person Filing:

XU Yi and Kami Sama Limited (collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the Reporting Persons is c/o Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, 200433, People’s Republic of China.

Item 2(c).	Citizenship:

XU Yi is a citizen of the People’s Republic of China. Kami Sama Limited is a British Virgin Islands company.

Item 2(d).	Title of Class of Securities:

Class Z ordinary shares, par value US$0.0001 per share, of the Issuer. The Issuer’s ordinary shares consist of Class Z ordinary shares and Class Y ordinary shares. Each holder of Class Z ordinary shares is entitled to one vote per share and each holder of Class Y ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class Y ordinary shares are convertible at any time by the holder thereof into Class Z ordinary shares on a one-for-one basis. Class Z ordinary shares are not convertible into Class Y ordinary shares under any circumstances.

Item 2(e).	CUSIP No.:

CUSIP number G10970112 has been assigned to the Class Z ordinary shares of the Issuer, par value US$0.0001 per share.

CUSIP number 090040106 has been assigned to ADSs of the Issuer, each representing one Class Z ordinary share.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

CUSIP No. G10970112	Pages 5 of 7

Item 4.	Ownership

Reporting Person	Amount beneficially owned:	Percent of class:		Percent of aggregate voting power:		Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
XU Yi	27,412,208	7.0	%(2)	23.8	%(3)	27,412,208	(1)	0	27,412,208	(1)	0
Kami Sami Limited	27,367,208	7.0	%(2)	23.8	%(3)	27,367,208	(4)	0	27,367,208	(4)	0

(1)	Represents (i) 27,216,108 Class Y ordinary shares and 151,100 Class Z ordinary shares directly held by Kami Sama Limited, a business company limited by shares incorporated in British Virgin Islands, and (ii) 45,000 Class Z ordinary shares in the form of ADSs held by Mr. Xu. Kami Sama Limited is controlled by The Homur Trust, a trust established under the laws of Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Mr. Yi Xu is the settlor of The Homur Trust, and Mr. Xu and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Xu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Kami Sama Limited in the Issuer, and, except for Mr. Xu, the other beneficiaries of the trust have no voting rights attached to such shares. There are certain limited circumstances in which the trustee would not be required to comply with such a direction (for example, where a direction may make the trustee subject to criminal sanction or civil liability or where a direction involves a transaction which might have an adverse impact on the reputation of the trustee). The above position would also not apply if Mr. Xu is incapacitated, has released his authority or nominated another person to have such authority in his place.
(2)	The percentage of class of securities beneficially owned by each Reporting Person is based on 83,715,114 Class Y ordinary shares and 306,889,473 Class Z ordinary shares of the Issuer outstanding as of December 31, 2021, based on the information provided by the Issuer.
(3)	For each Reporting Person, the percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer’s Class Z and Class Y ordinary shares as a single class. Each holder of Class Z ordinary shares is entitled to one vote per share and each holder of Class Y ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote.
(4)	Represents 27,216,108 Class Y ordinary shares and 151,100 Class Z ordinary shares held by Kami Sama Limited, a British Virgin Islands company. The registered address of Kami Sama Limited is Start Chambers, Wickham’s Cay II., P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

CUSIP No. G10970112	Pages 6 of 7

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

CUSIP No. G10970112	Pages 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

XU Yi /s/ XU Yi

Kami Sama Limited

By:	/s/ XU Yi
Name: XU Yi
Title: Director